CUSIP No. 561693 10 2                                          Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                       THE MANAGEMENT NETWORK GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   561693 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 22, 1999
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)










--------
[FN]

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 561693 10 2                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                 Behrman Capital
     I.R.S. Identification                    II L.P.
     No. of Above Person
     (ENTITIES ONLY)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization

--------------------------------------------------------------------------------
Number of                5)   Sole Voting     14,131,425 shares of
Shares Beneficially           Power           Common Stock
Owned by Each
Reporting Person
With:                    -------------------------------------------------------
                         6)   Shared Voting
                              Power                -0-

                         -------------------------------------------------------
                         7)   Sole Disposi-   14,131,425 shares of
                              tive Power      Common Stock

                         -------------------------------------------------------
                         8)   Shared Dis-
                              positive Power       -0-

9)   Aggregate Amount Beneficially            14,131,425 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                           51.8%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                   PN


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CUSIP No. 561693 10 2                                          Page 3 of 9 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                 Strategic
     I.R.S. Identification                    Entrepreneur
     No. of Above Person                      Fund II, L.P.
     (ENTITIES ONLY)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                      Delaware
     of Organization

--------------------------------------------------------------------------------
Number of                5)   Sole Voting     92,524 shares of
Shares Beneficially           Power           Common Stock
Owned by Each
Reporting Person
With:                    -------------------------------------------------------
                         6)   Shared Voting
                              Power                -0-

                         -------------------------------------------------------
                         7)   Sole Disposi-   92,524 shares of
                              tive Power      Common Stock

                         -------------------------------------------------------
                         8)   Shared Dis-
                              positive Power       -0-

                         -------------------------------------------------------

9)   Aggregate Amount Beneficially            92,524 shares of
     Owned by Each Reporting Person           Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                           0.3%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                   PN


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CUSIP No. 561693 10 2                                          Page 4 of 9 Pages


                                  SCHEDULE 13G

Item 1(a) -       Name of Issuer: The Management Network Group, Inc.

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                  7300 College Boulevard, Suite 302
                  Overland Park, KS 66210

Item 2(a) -       Name of Person Filing:

                  This statement is being filed by Behrman Capital II L.P., a Delaware limited partnership ("BC II"), and Strategic Entrepreneur Fund II, L.P., a Delaware limited partnership ("SEF II").

Item 2(b) -       Address of Principal Business Office:

                  126 East 56th Street, 27th Floor
                  New York, New York  10022

Item 2(c) -       Place of Organization:

                  BC II:  Delaware
                  SEF II:  Delaware

Item 2(d) -       Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e) -       CUSIP Number:

                  561693 10 2


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CUSIP No. 561693 10 2                                          Page 5 of 9 Pages

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or
                  13d-2(b):

                  Not applicable.

Item 4 -          Ownership.

                  (a)  Amount Beneficially Owned:

                  BC II: 14,131,425 shares of Common Stock
                  SEF II: 92,524 shares of Common Stock

                  (b)  Percent of Class:

                  BC II: 51.8%
                  SEF II: 0.3%

                  (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                  BC II: 14,131,425 shares of Common Stock
                  SEF II: 92,524 shares of Common Stock

                  (ii)  shared power to vote or to direct the vote:
                        -0-

                   (iii) sole power to dispose or to direct the disposition of:

                   BC II: 14,131,425 shares of Common Stock
                   SEF II: 92,524 shares of Common Stock

                   (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -           Ownership of Five Percent or Less of a Class:

                   Not applicable.

Item 6 -           Ownership of More than Five Percent on Behalf of
                   Another Person:

                   Not applicable.

Item 7 -           Identification and Classification of the
                   Subsidiary Which Acquired the Security Being
                   Reported on By the Parent Company:


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CUSIP No. 561693 10 2                                          Page 6 of 9 Pages

                   Not applicable.

Item 8 - Identification and Classification of Members of the Group:

                   See Exhibit 2.

Item 9 -           Notice of Dissolution of Group:

                   Not applicable.

Item 10 -          Certification:

                   Not applicable.


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CUSIP No. 561693 10 2                                          Page 7 of 9 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BEHRMAN CAPITAL II L.P.
                                      By: Behrman Brothers L.L.C., General
                                          Partner


                                      By /S/ DARRYL G. BEHRMAN
                                        ----------------------------------
                                           Managing Member


                                      STRATEGIC ENTREPRENEUR FUND II, L.P.


                                      By /S/ DARRYL G. BEHRMAN
                                        ----------------------------------
                                           General Partner



Date: January 24, 2000


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CUSIP No. 561693 10 2                                          Page 8 of 9 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                             BEHRMAN CAPITAL II L.P.
                                       AND
                      STRATEGIC ENTREPRENEUR FUND II, L.P.
                            PURSUANT TO RULE 13d-1(k)


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                      BEHRMAN CAPITAL II L.P.
                                      By: Behrman Brothers L.L.C., General
                                          Partner


                                      By /S/ DARRYL G. BEHRMAN
                                        ----------------------------------
                                           Managing Member


                                      STRATEGIC ENTREPRENEUR FUND II, L.P.


                                      By /S/ DARRYL G. BEHRMAN
                                        ----------------------------------
                                           General Partner



Date: January 24, 2000


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CUSIP No. 561693 10 2                                          Page 9 of 9 Pages

                                                                       EXHIBIT 2

                        IDENTIFICATION AND CLASSIFICATION
                             OF MEMBERS OF THE GROUP

          Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. are filing this statement on Schedule 13G as a group.

          Behrman Capital II L.P. is a Delaware limited partnership. Its sole general partner is Behrman Brothers L.L.C., a Delaware limited liability company.

          Strategic Entrepreneur Fund II, L.P. is a Delaware limited partnership. Its general partners are Grant G. Behrman and Darryl G. Behrman.